SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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TABLE OF CONTENTS

INVITATION			3
RECTIFICATION OF THE CALL NOTICE			4
1.	PROCEDURES INHERENT TO EXTRAORDINARY GENERAL MEETING		6
	1.1.	INSTALLATION OF THE EXTRAORDINARY GENERAL MEETING	6
	1.2.	QUALIFICATION AND ATTENDANCE OF THE EXTRAORDINARY GENERAL MEETING	6
	1.3.	REPRESENTATION AT THE EXTRAORDINARY GENERAL MEETING	7
2.	MATTERS TO BE DISCUSSED IN THE EXTRAORDINARY GENERAL MEETING		7
APPENDIX 1			11
	INFORMATION ABOUT CANDIDATES FOR THE BOARD OF DIRECTORS		11
APPENDIX 2			14
	INFORMATION ABOUT CANDIDATE FOR THE FISCAL COUNCIL APPOINTED BY CONTROLLING SHAREHOLDERS		14

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INVITATION

Date: September 21, 2015

Time (Brasília): 10 am

Venue: Company Headquarters at Comercial Norte, Quadra 04, Bloco “B”, nº 100, Suite 203 of Edifício Centro Empresarial VARIG – Brasília – DF

Event: General Extraordinary Meeting

Matters to be discussed:

1.    Controlling shareholders to elect Mr. Luiz Eduardo Barata Ferreira as a member of the Board of Directors, as per article 28 of the Company’s By-Laws.

2.    Controlling shareholderelects to elect (two) members for the Board of Directors, as per subsection I of article 17 of the Company’s By-Laws.

3.       Election of a full member of the Fiscal Council, to replace Mr. Ricardo de Paula Monteiro, and his alternate, to replace Mr. Hugo Leonardo Gosmann, as per article 36 do the Company’s By-Laws.

4.       Election of a full member of the Fiscal Council, to replace Mr. Jarbas Raimundo de Aldano Matos and his alternate, to replace Mr. Jairez Elói de Sousa Paulista as per article 36 of the Company’s By-Laws.

This invitation amends and replaces the invitation published on 31 July 2015 on the Company’s website (http://www.eletrobras.com.br/ri), and the websites of Securities and Exchange Commission of Brazil  (CVM) (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

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MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

(Publicly-held Company)

CNPJ 00001180/0001-26

RECTIFICATION OF THE CALL NOTICE

163rd Extraordinary General Meeting

We hereby recall the Shareholders of Centrais Elétricas Brasileiras S.A. (Eletrobras) to meet at the Company’s Headquarters in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, nº. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on September 21, 2015, at 10 am to attend the Extraordinary General Meeting to discuss the following Agenda:

1.    Controlling shareholders to elect Mr. Luiz Eduardo Barata Ferreira as a member of the Board of Directors, as per article 28 of the Company’s By-Laws.

2.    Controlling shareholders to elect 2 (two) members for the Board of Directors, as per subsection I of article 17 of the Company’s By-Laws.

3.       Election of a full member of the Fiscal Council, to replace Mr. Ricardo de Paula Monteiro, and his alternate, to replace Mr. Hugo Leonardo Gosmann, as per article 36 do the Company’s By-Laws.

4.       Election of a full member of the Fiscal Council, to replace Mr. Jarbas Raimundo de Aldano Matos and his alternate, to replace Mr. Jairez Elói de Sousa Paulista, as per article 36 of the Company’s By-Laws.

This call notice amends and replaces the call notice published on 31 July 2015 on the Company’s website (http://www.eletrobras.com.br/ri), of Securities and Exchange Commission of Brazil (CVM) (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br), as well as call notice published in the Brazilian Federal Gazette (DOU), O Globo, Valor Econômico and Correio Brasiliense, on 4, 5 and 6 August.

According to the terms and conditions of Paragraph 1 of article 126 under Federal Law 6.404/1976, as amended (Corporations Act) and decided by the I. CVM Collegiate under proceedings CVM RJ2014/3578, on 4 November 2014, the shareholder may be represented at the General Assembly: (i) if an individual, by proxy appointed for under a 1 (one) year period (shareholder, a Company administrator or attorney duly registered with the Brazilian Bar Association); (ii) if a corporation, by its legal representatives or proxy appointed according to the Act of Incorporation and as per the rules under the Brazilian Civil Code; (iii) if an investment fund, by the administrator and/or manager, or yet, by proxy appointed under the terms of the Act of Incorporation and in accordance with the rules of the Brazilian Civil Code.

Shareholder or his/her legal representative, in order to ensure attendance at the Assembly (art. 5, main section of CVM Instruction 481, of 17 December 2009), shall provide the following documents:

• Official photo ID

• Notarized photocopy of the updated articles of incorporation (by-laws or charter), if a corporation

• Original or notarized photocopy of proxy document granted by a shareholder

and

•      Original copy of the shareholder position document provided by depositary institution or custodian, identifying the shareholder’s status.

Under the terms and conditions set forth under article 43 of the Company’s By-Laws, documents giving proof of the shareholder’s status must be handed in 72 (seventy two) hours prior to the Extraordinary General Meeting called hereunder, at the Department of Investor Relations  (DFR), Market Service Division (DFRM), at Avenida Presidente Vargas, nº. 409 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 pm, and 2 pm to 5 pm. However, all shareholders that present the required documentation will be allowed to attend the Extraordinary General Meeting.

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Provision under article 141 of the Corporations Act is not applicable, given that the election of members to sit on the Company’s Board of Directors and Fiscal Council is on the agenda, the object of which is to replace members to fulfill the openings appointed by the controlling shareholder as set forth under subsection I of article 17 of the Company’s By-Laws.

All documentation related to the subject-matter of the Extraordinary General Meeting, as per Art. 135, Par. 3 under the Corporations Act and CVM Instruction 481, of 17 December 2009, as amended (CVM Instruction 481) is available to shareholders at the Investor Relations Department (DFR), Market Service Division (DFRM), at Av. Chairman Vargas, n° 409 – 9th floor, in the city of Rio de Janeiro, RJ and the Company’s website (http://www.eletrobras.com.br/ri), and at the websites of the Securities and Exchange Commission of Brazil (CVM) (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Rio de Janeiro, August 21, 2015.

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

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1.  Procedures inherent to Extraordinary General Meeting

In order to facilitate the Shareholders’ understanding of and attendance to the Extraordinary General Meeting called hereunder, the Company is hereby presenting some relevant information about installation, participation and conduction of the meeting.

1.1.    Installation of the Extraordinary General Meeting

Under the terms of article 125 of the Corporations Act, the first summons for the installation of the Extraordinary General Meeting requires the actual attendance of shareholders and/or their legal representatives holders of equity corresponding to at least 25% (twenty five percent) of the Company’s voting capital.

If this percentage is not reached, a new call will be made at least 8 (eight) days prior to the new date, after which the Extraordinary General Meeting will be installed with any number of attending shareholders.

1.2.    Qualification and Attendance of the Extraordinary General Meeting

In order to attend the Extraordinary General Meeting called hereunder, Shareholders will give proof of their status as shareholders issued by the Company, by providing the following documents:

(a) Statement issued by the depositary financial institution of book entry shares under its ownership with indication of share equity, dated at the latest 2 (two) days prior to the date of the Extraordinary General Meeting.

(b) Private instrument conferring powers, granted and regulated according to the law, in case of shareholder representations, in the original version or notarized.

(c) Original or notarized copy of identification, legally recognized as such, with a recent photo and valid throughout the Brazilian territory and not expired, where applicable, in case of an individual.

(d) Copy of updated articles of incorporation act investing the representative with power of attorney to attend the Extraordinary General Meeting, in the case of a corporation.

For documental purposes provided for under item (d), the Company will uphold (i) By-laws and social contracts, under a certificate issued by the respective registration agency, a simple copy of the original, provided it is enclosed with the original certificate issued by the registering agency or its notarized copy, confirming the registration of the document or the notarized copy of the registration. (ii) Specifically in relation to the power of attorney granted to the representative to cast vote on behalf of the shareholding corporation, in case of private instrument conferring powers, the signature of the grantor or its representatives will be notarized, as applicable. If it corresponds to a meeting held by the board of directors, the shareholder will provide early proof in the form of a slip of the filing and the publication of the registration at hand.

In the case of corporations with representatives that are not appointed by the by-laws/articles of association or that have in place procedure to appoint granted by a separate act, the shareholder must provide proof that the appointment is valid via slip of the filing the relevant registration.

In the case of investment funds, the representative will prove their status as fund administrators or proxy duly appointed by the former, as per the applicable legislation.

In the case of foreign corporations, documentation that provides proof of the power of attorney will be notarized and granted a visa by the consulate. Documents drawn in other languages, under the terms of the Law of Introduction to the Norms of Brazilian Legal System (Decree-Law 4.657, of 4 September 1942, as per amended), will only be accepted if presented with a copy of sworn translation.

Under the terms of single paragraph of article 43 of Company By-Laws, the presentation of documents giving proof of the shareholder’s status and his representation will take place by 72 (seventy two) hours before the Extraordinary General Meeting called hereunder, at the Department of Investor Relations (DFR),  Market Service Division (DFRM), at Avenida Presidente Vargas, nº. 409 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 pm and 2 pm to 5 pm.

6
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1.3.        Representation at the Extraordinary General Meeting

According to the terms and conditions of Paragraph 1 of article 126 of the Corporations Act and decision made by the I. CVM Collegiate under proceedings CVM RJ2014/3578, on 4 November 2014, the shareholder may be represented at the General Assembly: (i) if an individual, by proxy appointed for under a 1 (one) year period (shareholder, a Company administrator or attorney duly registered with the Brazilian Bar Association); (ii) if a corporation, by its legal representatives or proxy appointed according to the Act of Incorporation and as per the rules under the Brazilian Civil Code; (iii) if an investment fund, by the administrator and/or manager, or yet, by proxy appointed under the terms of the Act of Incorporation and in accordance with the rules of the Brazilian Civil Code.

2.  Matters to be discussed in the Extraordinary General Meeting

1.    Controlling shareholders to elect Mr. Luiz Eduardo Barata Ferreira as a member of the Board of Directors, as per article 28 of the Company’s By-Laws.

Company By-Laws, under Article 17, set forth that the mandate of members of the Company’s Board of Directors will be of 1 (one) year, if reelection is permitted.

According to paragraph three of article 150 of Law 6.404/1976, alternate elected to fill the position will serve the term of the substituted member.

According to Market Announcement issued by the Company on August 4, 2015, at a meeting held on July 31, 2015, the Board of Directors has elected, pursuant to Article 28 of the Company's Bylaws, Mr. Luiz Eduardo Barata Ferreira as of that collegiate member, to replace the then board member Mr. Willamy Moreira Frota until further decision  of the date of the first Extraordinary General Meeting were to occur.

Therefore, considering that in the Company’s Annual General Meeting, held on 30 April 2015 were elected members of the Board of Directors, including Mr. Willamy Moreira Frota, and that the controlling shareholder intends to ratify the election of Mr. Luiz Eduardo Barata Ferreira to the said Council, to complete the term of office of the replaced, it is required new election.

Company By-Laws set forth that the Board of Directors will be made up of 10 (ten) members, where: (i) 6 (six) members are appointed by the Ministry of Mines and Energy; (ii) 1 (one) member is appointed by the State Ministry of Planning, Budget and Management; (iii) 1 (one) member elected by minority shareholders of ordinary shares; (iv) 1 (one) member is elected by shareholders of preferred shares that represent at least 10% (ten percent) of the Company’s capital by separate voting, as per the Corporations Act; and (v) 1 (one) member is elected by the Company’s employees, according to procedure specifically carried out to this end, as per legislation in effect.

In the case of Mr. Willamy Moreira Frota, he was elected by the controlling shareholder to fill the position that will be appointed by the Ministry of Mines and Energy. He will be replaced by Mr. Luiz Eduardo Barata Ferreira, who will serve the rest of the term.

Considering that it is the election of a member for the Board of Directors held by the controlling shareholder, information about candidate Mr. Luiz Eduardo Barata Ferreira, under the terms of items 12.5 to 12.10 of the Reference Form, as per required by  CVM Instruction 481, is presented in Appendix 1 (Board of Directors) of this document.

It should be noted that non-controlling shareholders may attend the Extraordinary General Meeting but will not be allowed to vote for a member of the Board of Directors, considering that this is a replacement of an elected member by the controlling shareholders, under the terms of subsection I do article 17 of the Company’s By-Laws.

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2.    Controlling shareholders to elect 2 (two) members for Board of Directors, as per subsection I of article 17 of the Company’s By-Laws.

Company By-Laws in Article 17 set forth that the unified mandate of the members of the Company’s Board of Directors will be 1 (one) year, reelection permitted.

In the Company’s General Ordinary Meeting, held on 30 April 2015, the current members of the Company’s Board of Directors were elected; however, 2  (two) positions will remain open, which will be filled by the controlling shareholders by appointment by the Ministry of Mines and Energy, under the terms of  subsection I of article 17 of the Company’s By-Laws.

Therefore, via the 163rd Extraordinary General Meeting, the controlling shareholder intends to appoint Messrs. Walter Malieni Junior and Samuel Assayag Hanan, to take the 2 vacant positions on the  Board of Directors, where the end of their respective terms will coincide with the terms of the current board members, e.g. the date when the Ordinary General Meeting that will be called in 2016 to approve the Financial Statements for year ended 2015 and to vote for new administrators.

Considering that it is the election of a member for the Board of Directors voted by the controlling shareholder, information about candidates Messrs. Walter Malieni Junior and Samuel Assayag Hanan, under the terms of items 12.5 to 12.10 of the Reference Form, as per required by  CVM Instruction 481, is presented in Appendix 1 (Board of Directors) of this document.

It should be noted that non-controlling shareholders may attend the Extraordinary General Meeting but will not be allowed to vote for a member of the Board of Directors, considering that this is a replacement of an elected member by the controlling shareholder, under the terms of subsection I do article 17 of the Company’s By-Laws.

3.    Election of a full member of the Fiscal Council, to replace Mr. Ricardo de Paula Monteiro, and his alternate, to replace Mr. Hugo Leonardo Gosmann, as per article 36 of Company By-Laws.

Company By-Laws sets forth under article 36 that the Company’s Fiscal Council will operate on a permanent basis with 5 (five) members and their alternates, and their members will hold a 1 (one) year term, reelection permitted.

According to paragraph three of article 150 of Law 6.404/1976, alternate elected to fill the position will complete the term of the substituted member.

Therefore, considering that in the Company’s General Ordinary Meeting held on 30 April 2015, current members of the Company’s Fiscal Council and their alternates were elected, and that the controlling shareholder intends to replace one of its representatives for the aforementioned Council to complete the term of the replaced member, a new election is necessary.

Company By-Laws set forth that the Fiscal Council will be made up by 5 (five) members and their alternates, where : (i) 1 (one) member e his/her alternate, appointed by the State Department of Finance and Taxation, representing the National Treasury; (ii) 1 (one) member and his/her alternate, appointed by minority shareholders of ordinary shares and elected by separate voting; (iii) 1 (one) member and his/her alternate, appointed by shareholders of preferred shares and elected by separate voting; and the 2 (two) remaining members and their alternates elected by the minority principle by the shareholders of shares with voting rights attending the General Ordinary Meeting.

In the case of Mr. Ricardo de Paula Monteiro, he was elected by the majority of shareholders of ordinary shares attending the General Ordinary Meeting held on 30 April 2015, which had not attended separate elections for the other members and alternates of the Fiscal Council, as set forth under article 36 of the by-laws and article 161, Par. 4, items a and b, of Law 6.404/76. The controlling shareholder intends to elect and appoint Mrs. Agnes Maria de Aragão da Costa as full member to serve the remaining term.

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Considering that Mr. Ricardo de Paula Monteiro will resign from the position of Fiscal Council member and his alternate, Mr. Hugo Leonardo Gosmann, will take on the aforementioned position, it will also be necessary to elect the alternate for the new member. Controlling shareholder intends to elect Mrs. Leila Przytyk as alternate for the new Fiscal Council member.

Considering that it is the election of a full member and alternate for the Fiscal Council appointed by the controlling shareholder, information about candidate  Mrs.  Agnes Maria de Aragão da Costa and Mrs. Leila Przytyk, under the terms of items 12.5 to 12.10 of the Reference Form, as per required by CVM Instruction 481, is presented in Appendix 2 (Fiscal Council) of this document.

Under the terms of Official Memorandum/CVM/SEP Nº 02/2015, we hereby clarify that deliberations of the Meeting related to item 3 of the Agenda will be taken by majority of votes cast by shareholders of ordinary shares. It should be noted that non-controlling shareholders with preferential shares may attend the Extraordinary General Meeting, but will be vetoed from attending the election of the full member and the alternate for the Fiscal Council, as this is a replacement of the member elected by shareholders of ordinary shares, under the terms of article 36 of the Company’s By-Laws.

4.    Election of a full member for the Fiscal Council, to replace Mr. Jarbas Raimundo de Aldano Matos and his alternate, to replace Mr. Jairez Elói de Sousa Paulista, as per article 36 of the Company’s By-Laws

Company By-Laws sets forth under article 36 that the Company’s Fiscal Council will operate on a permanent basis with 5 (five) members and their alternates, and their members will hold a 1 (one) year term, reelection permitted.

According to paragraph three of article 150 of Law 6.404/1976, alternate elected to fill the position will complete the term of the substituted member.

Therefore, considering that in the Company’s General Ordinary Meeting held on 30 April 2015, current members of the Company’s Fiscal Council and their alternates were elected, and that the controlling shareholder intends to replace one of its representatives for the aforementioned Council to complete the term of the replaced member, a new election is necessary

Company By-Laws set forth that the Fiscal Council will be made up by 5 (five) members and their alternates, where : (i) 1 (one) member e his/her alternate, appointed by the State Department of Finance and Taxation, representing the National Treasury; (ii) 1 (one) member and his/her alternate, appointed by minority shareholders of ordinary shares and elected by separate voting; (iii) 1 (one) member and his/her alternate, appointed by shareholders of preferred shares and elected by separate voting; and the 2 (two) remaining members and their alternates elected by the majority principle by the shareholders of shares with voting rights attending the General Ordinary Meeting.

In the case of Mr. Jarbas Raimundo de Aldano Matos, he was elected by the majority of shareholders of ordinary shares attending the General Ordinary Meeting held on 30 April 2015, which had not attended separate elections for the other members and alternates of the Fiscal Council, as set forth under article 36 of the by-laws and article 161, Par. 4, items a and b, of Law 6.404/76.The controlling shareholder intends to elect and appoint Mr. Eduardo Cesar Pasa as full member to serve the remaining term.

Considering that Mr. Jarbas Raimundo de Aldano Matos will be replaced in the position of member of the Fiscal Council and that his alternate Mr. Jairez Elói de Sousa Paulista will not fill the position, it is also necessary to elect the alternate for the new Fiscal Council member. The controlling shareholder intends to elect Mr. David Meister as the alternate of the new member of the Fiscal Council to be elected.

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 Considering that it is the election of a full member and alternate for Fiscal Council  appointed by controlling shareholder, information about candidates Messrs. Eduardo Cesar Pasa (full member) and David Meister (alternate), under the terms of items 12.5 to 12.10 of the Reference Form, as per required by  CVM Instruction 481, is presented in Appendix 2 (Fiscal Council) of this document.

Under the terms of Official Memorandum/CVM/SEP Nº 02/2015, we hereby clarify that deliberations of the Meeting related to item 4 of the Agenda will be taken by majority of votes cast by shareholders of ordinary shares. It should be noted that non-controlling shareholders with preferential shared may attend the Extraordinary General Meeting, but will be vetoed from attending the election of the full member and the alternate for the Fiscal Council, as this is a replacement of the member elected by shareholders of ordinary shares, under the terms of article 36 of the Company’s By-Laws

Rio de Janeiro, August 21, 2015.

José da Costa Carvalho Neto

President

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Appendix 1

Information about candidates for the Board of Directors

In compliance with article 10 of CVM Instruction 481, the information presented under sub-items 12.5 to 12.10 of the Reference Form follows hereunder, as per presented under Appendix “A” of CVM Instruction 552, 9 October 2014.

Candidate: LUIZ EDUARDO BARATA FERREIRA

12.5/8 – Details and professional experience of the Board of Directors

Name	Date of Birth	Administrative agencies:	Date of election	Term of mandate
CPF	Occupation	Elective office occupied:	Date of taking office	Elected by Controller?
Independent member? Which criterion was used to determine independence?	Number of consecutive mandates:	Other positions and functions with the issuer:

If the candidate has already been a member of the Board of Director or Fiscal Council, or the Company’s Internal Committees, please inform the percentage of equity in meetings held by the agency during the year that took place after taking office.

LUIZ EDUARDO BARATA FERREIRA	5 Jul 1953	BOARD OF DIRECTORS	31 July 2015	UNTIL AUG 2016
246.431.577-04	ELECTRICAL ENGINEER	FULL MEMBER OF THE BOARD OF DIRECTORS	1 Aug 2015	YES
NO	N/A	N/A
N/A
Professional experience / Statement of eventual convictions

Executive Secretary Luiz Eduardo Barata Ferreira holds a bachelor’s degree in electrical engineering from the Faculty of Engineering of the University of the State of Guanabara, and post-graduate degree in Power Systems from COPPE/UFRJ, and MBA from the same institution.

He has comprehensive experience in the power sector, where he was Chairman of the Board of Directors of the Chamber of Electric Power Trading (CCEE), and entity he joined in 2010 as Superintendent.

Mr. Barata’s resume includes his experience in different companies and agencies of the power sector, i.e. National Operator of the Power System (ONS), where he was Operation Director; and the Power Wholesale Market as member of the Board of Directors. The Executive Secretary also held management and technical positions with Eletrobras, in Itaipu and Furnas.

Eletrobras does not have any knowledge that Mr. Luiz Eduardo Barata holds equity in other publicly-held company or in third sector organizations.

Eletrobras does not have any knowledge of the existence of any civil, criminal or administrative conviction passed into matter adjured over the last 5 (five) years, which could prevent Mr. Luiz Eduardo Barata to carry out any professional or commercial activity.

12.9 – Existence of marital relationship, stable union or family relationship of the 2nd degree between: a. Administrators of the issuer. b. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect. c. (i) Administrators of the issuer or its controlled companies, direct or indirect. d. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect.

There is no conjugal relationship, stable union or family relationship of the 2nd degree between candidates and Company administrators, or between the Company’s administrators or controllers of controlled or controlling companies, directly or indirectly.

12.10 – Relationship between employees, outsourced services or control held over the 3 last fiscal years between administrators of the issuer and: a. Company controlled directly or indirectly by the issuer, except where the issuer holds directly or indirectly the total of the capital. b. Issuer’s controlling company, directly or indirectly. c. Where applicable, supplier, customer, creditor or debtor of issuer, controlling or controlled companies, or controlled company of any individual aforementioned herein.

There is no relationship between employees, outsourced services or control held between candidates and administrators and controlled companies, controlling companies and others.

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Candidate: WALTER MALIENI JUNIOR

12.5/8 – Details and professional experience of the Board of Directors

Name	Date of Birth	Administrative agencies:	Date of election	Term of mandate
CPF	Occupation	Elective office occupied:	Date of taking office	Elected by Controller?
Independent member? Which criterion was used to determine independence?	Number of consecutive mandates:	Other positions and functions with the issuer:

If the candidate has already been a member of the Board of Director or Fiscal Council, or the Company’s Internal Committees, please inform the percentage of equity in meetings held by the agency during the year that took place after taking office.

Walter Malieni Junior	11/13/1969	BOARD OF DIRECTORS	21 Sep 2015	ATÉ AGO DE 2016
117.718.468-01	Bank employee	FULL MEMBER OF THE BOARD OF DIRECTORS	21 Sep 2015	YES
NO	N/A	N/A
N/A
Professional experience / Statement of eventual convictions

Mr. Walter Malieni Junior, Brazilian, married, bank employee, Vice President of Internal Controls and Management of Risks of Banco do Brasil

Eletrobras does not have any knowledge of the existence of any civil, criminal or administrative conviction passed into matter adjured over the last 5 (five) years, which could prevent Mr. Walter Malieni Junior to carry out any professional or commercial activity.

12.9 – Existence of marital relationship, stable union or family relationship of the 2nd degree between: a. Administrators of the issuer. b. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect. c. (i) Administrators of the issuer or its controlled companies, direct or indirect. d. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect.

There is no conjugal relationship, stable union or family relationship of the 2nd degree between candidates and Company administrators, or between the Company’s administrators or controllers of controlled or controlling companies, directly or indirectly.

12.10 – Relationship between employees, outsourced services or control held over the 3 last fiscal years between administrators of the issuer and: a. Company controlled directly or indirectly by the issuer, except where the issuer holds directly or indirectly the total of the capital. b. Issuer’s controlling company, directly or indirectly. c. Where applicable, supplier, customer, creditor or debtor of issuer, controlling or controlled companies, or controlled company of any individual aforementioned herein.

There is no relationship between employees, outsourced services or control held between candidates and administrators and controlled companies, controlling companies and others.

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Candidate: SAMUEL ASSAYAG HANAN

12.5/8 – Details and professional experience of the Board of Directors

Name	Date of Birth	Administrative agencies:	Date of election	Term of mandate
CPF	Occupation	Elective office occupied:	Date of taking office	Elected by Controller?
Independent member? Which criterion was used to determine independence?	Number of consecutive mandates:	Other positions and functions with the issuer:

If the candidate has already been a member of the Board of Director or Fiscal Council, or the Company’s Internal Committees, please inform the percentage of equity in meetings held by the agency during the year that took place after taking office.

SAMUEL ASSAYAG HANAN	07/19/1947	BOARD OF DIRECTORS	21 Sep 2015	UNTIL AUG 2016
199.540.857-34	Engineer	FULL MEMBER OF THE BOARD OF DIRECTORS	21 Sep 2015	YES
NO	N/A	N/A
N/A
Professional experience / Statement of eventual convictions

Mr. Samuel Assayag Hanan, brazillian, married, engineer, entrepreneur active in the Mining-Metallurgical activities, Real Estate, Finance and Management, and former Director of several major companies.

Eletrobras does not have any knowledge that Mr. Walter Malieni Junior holds equity in other publicly-held company or in third sector organizations.

Eletrobras does not have any knowledge of the existence of any civil, criminal or administrative conviction passed into matter adjured over the last 5 (five) years, which could prevent Mr. Walter Malieni Junior to carry out any professional or commercial activity.

12.9 – Existence of marital relationship, stable union or family relationship up to the 2nd degree between: a. Administrators of the issuer. b. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect. c. (i) Administrators of the issuer or its controlled companies, direct or indirect. d. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect.

There is no conjugal relationship, stable union or family relationship of the 2nd degree between candidates and Company administrators, or between the Company’s administrators or controllers of controlled or controlling companies, directly or indirectly.

 f

12.10 – Relationship between employees, outsourced services or control held over the 3 last fiscal years between administrators of the issuer and: a. Company controlled directly or indirectly by the issuer, except where the issuer holds directly or indirectly the total of the capital. b. Issuer’s controlling company, directly or indirectly. c. Where applicable, supplier, customer, creditor or debtor of issuer, controlling or controlled companies, or controlled company of any individual aforementioned herein.

There is no relationship between employees, outsourced services or control held between candidates and administrators and controlled companies, controlling companies and others.

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Appendix 2

Information about candidate for the Fiscal Council appointed by controlling shareholders

In compliance with article 10 of CVM Instruction 481, the information presented under sub-items 12.5 to 12.10 of the Reference Form follows hereunder, as per presented under Appendix “A” of CVM Instruction 552, 9 October 2014.

CANDIDATE FOR THE FISCAL COUNCIL (FULL MEMBER): AGNES MARIA DE ARAGÃO DA COSTA

12.5/8 – Details and professional experience of the Fiscal Council

Name	Date of Birth	Administrative agencies:	Date of election	Term of mandate
CPF	Occupation	Elective office occupied:	Date of taking office	Elected by Controller?
Independent member? Which criterion was used to determine independence?	Number of consecutive mandates:	Other positions and functions with the issuer:

If the candidate has already been a member of the Board of Director or Fiscal Council, or the Company’s Internal Committees, please inform the percentage of equity in meetings held by the agency during the year that took place after taking office.

AGNES MARIA DE ARAGÃO DA COSTA	1 Feb 1979	FISCAL COUNCIL	21 Sep 2015	UNTIL AUG 2016
080.909.187-94	ECONOMIST	FULL MEMBER OF THE FISCAL COUNCIL	21 Sep 2015	YES
NO	N/A	N/A
N/A
Professional experience / Statement of eventual convictions

Mrs. Agnes Maria de Aragão da Costa is director and senior economist with the Ministry of Mines and Energy (MME), specialized in Energy and Mining Economy. She is responsible for creating and recommending public policies and monitoring the results ensuing from those policies, and works are the Economy Assistance for the MME for 10 years.

She holds a bachelor’s degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and master’s degree in Energy from the University of São Paulo (USP). Her professional experience also includes working for a Brazilian bank in the energy sector Project Finance area. She is currently a doctoral candidate at the Technical University of Berlin.

Mrs. Agnes Maria de Aragão da Costa is alternate council member for the Fiscal Council of Petrobras.

Eletrobras does not have any knowledge of the existence of any civil, criminal or administrative conviction passed into matter adjured over the last 5 (five) years, which could prevent Mrs. Agnes Maria de Aragão da Costa to carry out any professional or commercial activity.

12.9 – Existence of marital relationship, stable union or family relationship of the 2nd degree between: a. Administrators of the issuer. b. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect. c. (i) Administrators of the issuer or its controlled companies, direct or indirect. d. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect.

There is no conjugal relationship, stable union or family relationship of the 2nd degree between candidates and Company administrators, or between the Company’s administrators or controllers of controlled or controlling companies, directly or indirectly.

12.10 – Relationship between employees, outsourced services or control held over the 3 last fiscal years between administrators of the issuer and: a. Company controlled directly or indirectly by the issuer, except where the issuer holds directly or indirectly the total of the capital. b. Issuer’s controlling company, directly or indirectly. c. Where applicable, supplier, customer, creditor or debtor of issuer, controlling or controlled companies, or controlled company of any individual aforementioned herein.

There is no relationship between employees, outsourced services or control held between candidates and administrators and controlled companies, controlling companies and others.

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CANDIDATE FOR THE FISCAL COUNCIL (ALTERNATE): LEILA PRZYTYK

12.5/8 – Details and professional experience of the Fiscal Council

Name	Date of Birth	Administrative agencies:	Date of election	Term of mandate
CPF	Occupation	Elective office occupied:	Date of taking office	Elected by Controller?
Independent member? Which criterion was used to determine independence?	Number of consecutive mandates:	Other positions and functions with the issuer:

If the candidate has already been a member of the Board of Director or Fiscal Council, or the Company’s Internal Committees, please inform the percentage of equity in meetings held by the agency during the year that took place after taking office.

LEILA PRZYTYK	5 Jan 1978	FISCAL COUNCIL	21 Sep 2015	UNTIL AUG 2016
665.149.591-72	ECONOMIST	ALTERNATE MEMBER OF THE FISCAL COUNCIL	21 Sep 2015	YES
NO	N/A	DOES NOT HOLD OTHER POSITIONS WITH ELETROBRAS.
N/A
Professional experience / Statement of eventual convictions

Mrs. Leila holds a bachelor’s degree in Economics from UnB-DF (2001), having concluded a specialization course in Finances from Ibmec - Brasília. In 2000, she took a civil service examination to join Banco do Brasil. In 2002, she took a civil service examination and joined the National Treasury Department. During her career with the National Treasury she has worked in the tax area. She was project manager for the structured operations management (2006-2008) of fund coordination and tax operations. Currently she is analyst for the sector studies management if the public investment coordination.

Eletrobras does not have any knowledge that Mrs. Leila Przytyk has held administrative positions in other publicly-held or third sector entity, nor of the existence of any civil, criminal or administrative conviction passed into matter adjudged over the last 5 (five) years, which could have suspended or prevented her from carrying out professional or commercial activity.

12.9 – Existence of marital relationship, stable union or family relationship of the 2nd degree between: a. Administrators of the issuer. b. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect. c. (i) Administrators of the issuer or its controlled companies, direct or indirect. d. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect.

There is no conjugal relationship, stable union or family relationship of the 2nd degree between candidates and Company administrators, or between the Company’s administrators or controllers of controlled or controlling companies, directly or indirectly.

12.10 – Relationship between employees, outsourced services or control held over the 3 last fiscal years between administrators of the issuer and: a. Company controlled directly or indirectly by the issuer, except where the issuer holds directly or indirectly the total of the capital. b. Issuer’s controlling company, directly or indirectly. c. Where applicable, supplier, customer, creditor or debtor of issuer, controlling or controlled companies, or controlled company of any individual aforementioned herein.

There is no relationship between employees, outsourced services or control held between candidates and administrators and controlled companies, controlling companies and others.

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CANDIDATE FOR THE FISCAL COUNCIL (FULL MEMBER): EDUARDO CESAR PASA

12.5/8 – Details and professional experience of the Fiscal Council

Name	Date of Birth	Administrative agencies:	Date of election	Term of mandate
CPF	Occupation	Elective office occupied:	Date of taking office	Elected by Controller?
Independent member? Which criterion was used to determine independence?	Number of consecutive mandates:	Other positions and functions with the issuer:

If the candidate has already been a member of the Board of Director or Fiscal Council, or the Company’s Internal Committees, please inform the percentage of equity in meetings held by the agency during the year that took place after taking office.

Eduardo Cesar Pasa	09.02.1970	FISCAL COUNCIL	21 Sep 2015	UNTIL AUG 2016
541.035.920-87	accountant	FULL MEMBER OF THE FISCAL COUNCIL	21 Sep 2015	YES
NO	N/A	N/A
N/
Professional experience / Statement of eventual convictions

Mr Eduardo Cesar Pasa bachelor's degree in accounting graduated from UniCeub (1995), completed a postgraduate course in accounting science from FGV in 1997 and a Masters in Accounting from USP in 2003. It operates since 2007 in the Banco do Brasil and currently holds the position of Director / General Counted of the Banco do Brasil

Eletrobras does not have any knowledge of the existence of any civil, criminal or administrative conviction passed into matter adjured over the last 5 (five) years, which could prevent Mr. Eduardo Cesar Pasa to carry out any professional or commercial activity.

12.9 – Existence of marital relationship, stable union or family relationship of the 2nd degree between: a. Administrators of the issuer. b. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect. c. (i) Administrators of the issuer or its controlled companies, direct or indirect. d. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect.

There is no conjugal relationship, stable union or family relationship of the 2nd degree between candidates and Company administrators, or between the Company’s administrators or controllers of controlled or controlling companies, directly or indirectly.

12.10 – Relationship between employees, outsourced services or control held over the 3 last fiscal years between administrators of the issuer and: a. Company controlled directly or indirectly by the issuer, except where the issuer holds directly or indirectly the total of the capital. b. Issuer’s controlling company, directly or indirectly. c. Where applicable, supplier, customer, creditor or debtor of issuer, controlling or controlled companies, or controlled company of any individual aforementioned herein.

There is no relationship between employees, outsourced services or control held between candidates and administrators and controlled companies, controlling companies and others.

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CANDIDATE FOR THE FISCAL COUNCIL (ALTERNATE):  DAVID MEISTER

12.5/8 – Details and professional experience of the Fiscal Council

Name	Date of Birth	Administrative agencies:	Date of election	Term of mandate
CPF	Occupation	Elective office occupied:	Date of taking office	Elected by Controller?
Independent member? Which criterion was used to determine independence?	Number of consecutive mandates:	Other positions and functions with the issuer:

If the candidate has already been a member of the Board of Director or Fiscal Council, or the Company’s Internal Committees, please inform the percentage of equity in meetings held by the agency during the year that took place after taking office.

David Meister	11/08/1975	FISCAL COUNCIL	21 Sep 2015	UNTIL AUG 2016
659.033.311-49	Electric Engineer	ALTERNATE MEMBRO FOR THE FISCAL COUNCIL	21 Sep 2015	YES
NO	N/A	DOES NOT HOLD OTHER POSITIONS WITH ELETROBRAS.
N/A.
Professional experience / Statement of eventual convictions

1.

Mr. David Meister holds a bachelor degree in Electrical Engineering graduated from UNB (2000), he completed a Master degree in Electrical Engineering at UNB in 2006 and a Masters in Public Policy and Management from Erasmus University of Rotterdam in the Netherlands in 2013. He served as an expert in regulation and public energy services. Currently serves on the Ministry of Mines and Energy as a specialist in public policy and government management

Eletrobras does not have any knowledge that Mr. David Meister holds equity in other publicly-held company or in third sector organizations.

Eletrobras does not have any knowledge of the existence of any civil, criminal or administrative conviction passed into matter adjured over the last 5 (five) years, which could prevent Mr. David Meister to carry out any professional or commercial activity.

12.9 – Existence of marital relationship, stable union or family relationship of the 2nd degree between: a. Administrators of the issuer. b. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect. c. (i) Administrators of the issuer or its controlled companies, direct or indirect. d. (i) Administrators of the issuer and (ii) Administrators of the issuer’s controlled companies, direct and indirect.

There is no conjugal relationship, stable union or family relationship of the 2nd degree between candidates and Company administrators, or between the Company’s administrators or controllers of controlled or controlling companies, directly or indirectly.

12.10 – Relationship between employees, outsourced services or control held over the 3 last fiscal years between administrators of the issuer and: a. Company controlled directly or indirectly by the issuer, except where the issuer holds directly or indirectly the total of the capital. b. Issuer’s controlling company, directly or indirectly. c. Where applicable, supplier, customer, creditor or debtor of issuer, controlling or controlled companies, or controlled company of any individual aforementioned herein.

There is no relationship between employees, outsourced services or control held between candidates and administrators and controlled companies, controlling companies and others.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.